UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
PureRay Corporation

(Name of Issuer)
Common Stock , $0.0001 Par Value

(Title of Class of Securities)
74624F107

(CUSIP Number)
July 24, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	74624F107	13G

1	NAMES OF REPORTING PERSONS 511919 N.B. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		3,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	17.65%

12	TYPE OF REPORTING PERSON*

	CO

CUSIP No. 74624F107
Item 1(a). Name of Issuer:
     PureRay Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
     3490 Piedmont Road, Suite 1120 Atlanta, GA, 30305
Item 2(a). Name of Person Filing:
     511919 N.B. Inc.
Item 2(b). Address of Principal Business Office:
     595 Burrard Street, Suite 3123
     Vancouver, Canada V7X 1J1
Item 2(c). Citizenship:
     Canada
Item 2(d). Title of Class of Securities
     Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:
     74624F107

CUSIP No. 74624F107
Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
As of the date of this filing, 511919 N.B. Inc. (the “Reporting Person”) is the beneficial owner of 3,000,000 shares of the common stock, par value $0.0001 per share (the “Common Stock”), of PureRay Corporation (“PureRay”), which constitutes approximately 17.65% of PureRay’s outstanding shares of Common Stock, based upon 15,500,000 shares of Common Stock outstanding as reported in PureRay’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on July 31, 2008. The foregoing includes 1,500,000 shares of Common Stock held directly the Reporting Person and 1,500,000 shares of Common Stock issuable to the Reporting Person upon exercise of a warrant (the “Warrant”) held by the Reporting Person that is presently exercisable. The Warrant must be exercised on or before January 24, 2009. The Reporting Person has sole power to vote and dispose of its shares.

CUSIP No. 74624F107
Item 5. Ownership of Five Percent or Less of Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More Than 5 Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
     Not Applicable.
Item 8. Identification and Classification of Members of the Group
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     DATED: August 27, 2008

511919 N.B. Inc.
By:	/s/ Frank Giustra
	Name:	Frank Giustra
	Title:	Director